Exhibit 99.73

National Instrument 62-103 Early Warning Report

MONTREAL, March 7, 2014 /CNW/ -

1. Name and Address of Offeror:

Amaya Gaming Group Inc. (“Amaya”)

7600 Trans-Canada Hwy

Montreal, Quebec

H9R 1C8

2. Designation and number or principal amount of securities and the security holding percentage in the class of securities of which Amaya acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Amaya acquired beneficial ownership and control of 550,000 common shares (the “Acquired Shares”) of The Intertain Group Limited (“IT” or the “Issuer”), representing approximately 4.04% of the issued and outstanding common shares of IT (TSX: IT) (the “Common Shares”) on a non-diluted basis.

3. Designation and number or principal amount of securities and Amaya’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

Prior to purchasing the Acquired Shares, Amaya already owned 1,350,000 Common Shares (the “Previously Existing Shares”). Therefore, Amaya now has beneficial ownership and control of 1,900,000 Common Shares, representing 13.97% of the issued and outstanding Common Shares. Amaya also owns $3,850,000 aggregate principal amount of 5.0% unsecured subordinate convertible debentures of the Issuer maturing on December 31, 2018 (TSX: IT.DB), which are convertible at the option of the holder into common shares of the Issuer at a price of $6.00 per common share (“Debentures”), representing 641,667 Common Shares if all were converted. Amaya also owns 353,000 Common Share purchase warrants of IT, with each whole warrant being exercisable by the holder for one Common Share at an exercise price of $5.00 per share until December 31, 2015 (“Warrants”). On a partially diluted basis, assuming Amaya converted all of its Debentures and exercised all of its Warrants and no other Debentures were converted and no other Warrants were exercised, Amaya would then have beneficial ownership and control of 19.83% of the Common Shares outstanding. Amaya’s Previously Existing Shares, Debentures and Warrants were obtained on February 11, 2014 after Unit Subscription Receipts and Debenture Subscription Receipts issued by a private company and held by Amaya, were exchanged for common shares, warrants and debentures of IT pursuant to its qualifying transaction.

4. Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above, over which:

(a)	Amaya, either alone or together with any joint actors, has ownership and control;

See answer to number 3 above.

(b)	Amaya, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than Amaya or any joint actor; and

Not applicable.

(c)	Amaya, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5. Name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

The Acquired Shares were purchased through a private transaction.

6. The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation.

$4.00 per common share.

7. Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities were acquired for investment purposes. Amaya has no current plan or proposal which relates to, or would result in, acquiring additional ownership or control over the securities of IT. Amaya may, depending on market and other conditions, increase or decrease its beneficial ownership of or control or direction over the Issuer’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

8. General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by Amaya, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

None.

9. Names of any joint actors in connection with the disclosure required herein:

Not applicable.

10. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

For the Acquired Shares, $4.00 per common share, or $2.2 million in total. For the Unit Subscription Receipts and Debenture Subscription Receipts which were subsequently exchanged for Common Shares, Warrants and Debentures, the total consideration paid was $9.25 million.

11. If applicable, a description of any change in any material fact as set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

Dated at Pointe-Claire this 7th day of March, 2014.

AMAYA GAMING GROUP INC.

By:	“Daniel Sebag”
Daniel Sebag Chief Financial Officer

SOURCE: Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information:

Tim Foran

AMAYA | Director, Investor Relations

T +1.416.545.1453 EXT. 5833

CO: Amaya Gaming Group Inc.

CNW 21:59e 07-MAR-14